Exhibit 99.11

March 31, 2017

CONSENT OF DR GEORGES VERLY

United States Securities and Exchange Commission

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2016 (the ‘Annual Report’), I, Dr Georges Verly, hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration Statement on Form S-8 (File No. 333-128128), Form F-10 (File No. 333-203682) and Form F-3D (File No. 333-194702), of the following:

1.	“Salobo Operations, Para State, Brazil, NI 43-101 Technical Report” that has an effective date of 31 December, 2015.

Yours truly,

/s/ Dr Georges Verly
Dr Georges Verly P.Eng.